Exhibit 99.1

Wearable Devices Announces Pre-Order for Mudra Pro to Fast-Track AI and XR Programs for Enterprise and OEM Customers

The Mudra Pro is now available for pre-order to qualified customers and OEM customers

Yokneam Illit, Israel, June 04, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced the launch of the Mudra Pro for early pre-orders.

The Mudra Pro provides original equipment manufacturers (“OEMs”), enterprise innovation teams, researchers, and developers with a dedicated destination to review product specifications, software development kit capabilities, and pilot-oriented resources. Submitting details enables qualified customers and OEMs to begin pilot discussions with the Company’s Sales and Business Development teams and seek early access to Mudra Pro.

Mudra Pro introduces a thinner, ergonomic band design. In addition to its electromyography  and inertial measurement unit sensors, Mudra Pro adds a new photoplethysmography (“PPG”) sensor. PPG is an established optical sensing method that measures blood-volume changes beneath the skin using light. It is commonly used to monitor heart rate, heart rate variability, blood oxygen trends, and other cardiovascular signals. When combined with motion and muscle-activity sensing, PPG may also support gesture and intent detection.

“We are delighted to continue expanding our product portfolio with Mudra Pro,” said Guy Wagner, President and Chief Scientific Officer of Wearable Devices. “Together with Mudra Studio, it gives customers and developers the development tools needed to reduce technical barriers, rapidly validate use cases, and accelerate the path from concept to commercialization.”

Mudra Pro is an outcome of the Company’s ai6 Labs initiative, focused on advancing AI-native technologies through neural sensing, wearable computing, and intent-based interfaces.

To learn more, review Mudra Pro technical specifications, and submit pre-order details for early access, please visit: https://mudra-band.com/pages/mudra-band-pro

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and extended reality (“XR”). In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the potential benefits, advantages and capabilities of Mudra Pro, and that it gives our business customers the development tools needed to reduce technical barriers, rapidly validate use cases, and accelerate the path from concept to commercialization. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

IR@wearabledevices.co.il